EXHIBIT 21

LIST OF SUBSIDIARIES

Name	State of Organization
Education Lending Services, Inc.	Delaware
Student Loan Xpress, Inc.	Delaware
Education Loan Servicing Corp.	Delaware
Education Funding Resources, LLC	Delaware
Education Funding Capital I, LLC	Delaware
Education Funding Capital Trust—I	Delaware
Education Funding Capital Trust—II	Delaware
Education Funding Capital Trust—III	Delaware